

EXCELLENCE

KASIKORNBANK

Adit Laixuthai, Ph.D.
First Senior Vice President



06013695

12g3-2(b) File No.82-4922

Ref No. CN. 243/2006

May 19, 2006



SEC MAIL
RECEIVED
PROCESSING
MAY 1 9 2006
WASH, D.C.
190
SECTION

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
May 19, 06

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

ทะเบียนเลขที่ 0107536000315
www.kasikornbank.com

ธนาคารกสิกรไทย KASIKORNBANKGROUP

บริการทุกระดับประทับใจ Towards Service Excellence

Summary Statement of Assets and Liabilities 1/

As at April 30, 2006

Assets	Baht
Cash	12,824,432,820.67
Interbank and money market items	107,079,709,855.28
Securities purchased under resale agreements	8,000,000,000.00
Investments in securities, net	99,361,183,859.66
(with obligations 5,476,848,436.18 Baht)	
Credit advances (net of allowance for doubtful accounts)	586,980,431,797.19
Accrued interest receivables	1,878,987,225.81
Properties foreclosed	12,178,098,835.24
Customers' liabilities under acceptances	733,221,273.91
Premises and equipment, net	20,891,875,340.30
Other assets	29,510,420,524.88
Total Assets	876,630,361,233.00
Customers' liabilities under unmatured bills	4,555,975,101.88
Total	881,186,336,334.88

Liabilities	Baht
Deposits	717,897,507,434.40
Interbank and money market items	19,487,621,400.88
Liabilities payable on demand	7,076,897,807.73
Securities sold under repurchase agreements	1,100,000,000.00
Borrowings	29,064,413,407.08
Bank's liabilities under acceptances	733,221,273.91
Other liabilities	21,260,586,021.49
Total liabilities	796,360,247,345.49
Shareholders' equity	
Paid-up share capital	
(registered share capital Baht 30,486,146,970.00)	23,815,785,370.00
Reserves and net profit after appropriation	42,065,717,440.67
Other reserves and profit and loss account	14,388,610,776.84
Total shareholders' equity	80,270,113,887.51
Total Liabilities and Shareholders' Equity	876,630,361,233.00
Bank's liabilities under unmatured bills	4,555,975,101.88
Total	881,186,336,334.88

	Baht
Non-Performing Loans as at March 31, 2006 (Quarterly)	42,868,923,328.07
(6.89 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2006 (Quarterly)	19,147,458,947.71
Actual allowace for doubtful accounts	29,381,721,519.63
Loans to related parties	12,502,371,112.02
Loans to related asset management companies	6,010,000,000.00
Loans to related parties due to debt restructuring	4,019,293,526.70
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	98,152,035,290.05
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	242,185,568.64
Total liabilities	2,720,760.44
Significant contingent liabilities	
Avals to bills and guarantees of loans	676,867,074.05
Letters of credit	17,565,504,541.16

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant


SEC MAIL PROCESSING
RECEIVED
MAY 19 2006
WASH, D.C. 190 SECTION

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